SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  Schedule 13D
                                 Amendment No. 1
                                 (Rule 13d-101)


   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)


                          HOUSTON AMERICAN ENERGY CORP.
                                 (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                   441 83U 100
                                 (CUSIP Number)


                                 ORRIE LEE TAWES
                               350 MADISON AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 389-8029
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                JANUARY 29, 2003
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sec. 240.13d-1(e), 240.13d(f), or 240.13d(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

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1    NAME  OF  REPORTING  PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Orrie Lee Tawes
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)  [ ]
                                                                       (b)  [ ]

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3    SEC  USE  ONLY

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4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d)  or  2(e)                                                          [ ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
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NUMBER OF     7     SOLE  VOTING  POWER
SHARES
BENEFICIALLY        2,651,968
OWNED BY
EACH
REPORTING
PERSON
WITH
--------------------------------------------------------------------------------
              8     SHARED  VOTING  POWER

                    None
--------------------------------------------------------------------------------
              9     SOLE  DISPOSITIVE  POWER

                    2,651,968
--------------------------------------------------------------------------------
              10    SHARED  DISPOSITIVE  POWER

                    None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,771,002
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     100%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------


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
ITEM 1.   SECURITY AND ISSUER.
-----------------------------

     This statement relates to the Common Stock (the "Stock") of Houston American Energy Corp. (the "Issuer"). The principal executive offices of the Issuer are located at 801 Travis, Suite 2020, Houston, Texas 77002.

ITEM 2.   IDENTITY AND BACKGROUND.
---------------------------------

     Pursuant to Rule 13d-1(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this amended Schedule 13D Statement is hereby filed by the following person (the "Reporting Person"): Orrie Lee Tawes. The Reporting Person's address is 350
Madison  Avenue,  New  York,  New  York  10017.

     The Reporting Person is a partner of the brokerage firm, C. E. Unterberg Tobin, whose address is 350 Madison Avenue, New York, New York 10017.

     During the last five years, the Reporting Person (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
-----------------------------------------------------------

     On January 29, 2003, the Reporting Person paid $225,000 for 750,000 shares of the Stock, which augmented the 1,901,968 shares of the Stock he already owned. The purchase money came from his personal funds.

ITEM 4.   PURPOSE OF TRANSACTION.
--------------------------------

     The Reporting Person initially acquired 726,968 shares of the Stock on September 28, 2001, for a purchase price of $282,410.89. On December 6, 2002, the Reporting Person acquired an additional 1,175,000 shares of the Stock for a purchase price of $235,000. On January 29, 2003, the Reporting Person paid $225,000 for an additional 750,000 shares of the Stock. All purchases of the Stock were for personal investment.

     The Reporting Person has no present plans or proposals that relate to or that would result in any of the following actions:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;


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
     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)  Any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
----------------------------------------------

     The Reporting Person may be deemed to be the beneficial owner of 2,771,002 shares of the Stock, which constitutes approximately 19.1 percent of the outstanding shares of the Stock, and consists of (i) the 2,651,968 shares of the Stock issued to the Reporting Person described in the preceding paragraphs, and
(ii) 119,034 shares of the Stock indirectly owned by the Reporting Person, inasmuch as such shares are owned by his wife, Marsha Russell. The Reporting Person has the sole the power to vote and to dispose of all shares of the Stock owned by him directly.

     Other than the transaction described in Item 4 above, there have been no transactions in the Stock by the Reporting Person or his wife, Marsha Russell, during the last 60 days.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
-------------------------------------------------------------------------------
TO SECURITIES OF THE ISSUER.
---------------------------

     To the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
------------------------------------------

     None.


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
                                    SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                      February 6, 2003
                                                -----------------------------
                                                           (Date)



                                                   /s/  Orrie Lee Tawes
                                                -----------------------------
                                                      Orrie Lee Tawes